UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 22, 2022

MASTEC, INC.

(Exact Name of Registrant as Specified in Its Charter)

Florida	001-08106	65-0829355
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 S. Douglas Road, 12th Floor

Coral Gables, Florida 33134

(Address of Principal Executive Office)

Registrant’s telephone number, including area code (305) 599-1800

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.10 Par Value	MTZ	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On August 22, 2022, MasTec, Inc. announced an amendment to the terms of its private exchange offer and consent solicitation made to certain eligible holders (the “Exchange Offer and Consent Solicitation”) for any and all outstanding 6.625% Senior Notes due 2029 issued by IEA Energy Services LLC, a subsidiary of Infrastructure and Energy Alternatives, Inc., and issued a press release pursuant to Rule 135(c) under the Securities Act of 1933, as amended, relating to the amendment. Such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release, dated August 22, 2022, related to the Exchange Offer and Consent Solicitation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MASTEC, INC.

Date: August 22, 2022	By:	/s/ Alberto de Cardenas
Alberto de Cardenas
Executive Vice President, General Counsel and Secretary

Exhibit 99.1

Contact: J. Marc Lewis, Vice President-Investor Relations 305-406-1815 marc.lewis@mastec.com	800 S. Douglas Road, 12th Floor Coral Gables, Florida 33134 Tel: 305-599-1800 www.mastec.com

For Immediate Release

MasTec, Inc. Announces Amendment of Exchange Offer and Consent Solicitation

Coral Gables, FL (August 22, 2022) — MasTec, Inc. (NYSE: MTZ) (the “Company”) today announced its amendment of the terms of its private exchange offer to certain Eligible Holders (as defined herein) (the “Exchange Offer”) for any and all outstanding 6.625% Senior Notes due August 15, 2029 (the “IEA Existing Notes”) issued by IEA Energy Services LLC (the “IEA Issuer”), a subsidiary of Infrastructure and Energy Alternatives, Inc. (“IEA”), for up to an aggregate principal amount of $300,000,000 of new 6.625% MasTec Senior Notes due August 15, 2029 issued by the Company (the “MTZ Exchange Notes”). As described in more detail below, the Company has amended the Exchange Offer to (i) extend the deadline for the delivery of consents in the Consent Solicitation (as defined herein), (ii) extend the Early Tender Date (as defined herein) and (iii) modify the Consent Payment and the Total Consideration (each as defined herein). In addition, notwithstanding the extension of the deadline for delivery of consents in the Consent Solicitation, consents delivered (and not validly withdrawn) at or prior to 5:00 p.m., New York City time, on August 19, 2022 may not be revoked, and any consent delivered after such time may not be revoked. Except as otherwise described in this press release, the terms and conditions of the Exchange Offer set forth in the Offering Memorandum (as defined herein) remain unchanged.

The Exchange Offer and Consent Solicitation are being conducted in connection with, and are conditioned upon the completion of, the previously announced merger in which IEA would become a wholly owned subsidiary of the Company (the “Merger”), which is currently expected to close in the fourth quarter of 2022, subject to customary closing conditions, regulatory approvals and approval by the stockholders of IEA.

The following table sets forth the Consent Payment, the Exchange Consideration (as defined herein), the Early Tender Premium and the Total Consideration for the MTZ Exchange Notes:

IEA Existing Notes	CUSIP	Maturity Date	Aggregate Principal Amount Outstanding	Consent Payment(1)	Exchange Consideration(2)	Early Tender Premium(3)	Total Consideration(4)
6.625% Senior Notes due 2029	(144A) 45174AAA0 (Reg S) U4502YAA5 (IAI) 45174AAB8	August 15, 2029	$300,000,000	$2.50 in cash or, if the Requisite Consents (as defined herein) are obtained, the Success Fee (as defined herein) in cash	$950 principal amount of MasTec, Inc. 6.625% Senior Notes due 2029	$50 principal amount of MasTec, Inc. 6.625% Senior Notes due 2029	$1,000 principal amount of MasTec, Inc. 6.625% Senior Notes due 2029 and either (i) $2.50 in cash or (ii) if the Requisite Consents are obtained, the Success Fee in cash

(1)

For each $1,000 principal amount of IEA Existing Notes accepted for exchange. On the Settlement Date, the Consent Payment will be paid to each Eligible Holder that validly tendered IEA Existing Notes at or prior to the earlier of (i) 5:00 p.m., New York City time, on August 24, 2022 (as such date and time may be extended) and (ii) 5:00 p.m., New York City time, on the date the Requisite Consents are obtained (the earlier of (i) and (ii), the “Consent Deadline”), even if such person validly withdraws such IEA Existing Notes after the Consent Deadline or is no longer the beneficial owner of such IEA Existing Notes on the Expiration Date; provided that the Consent Payment will not be paid with respect to any IEA Existing Notes validly withdrawn prior to 5:00 p.m., New York City time, on August 19, 2022.

(2)

For each $1,000 principal amount of IEA Existing Notes accepted for exchange. On the Settlement Date, any Eligible Holder who validly tendered (and did not validly withdraw) IEA Existing Notes at or prior to the Expiration Date will be eligible to receive the Exchange Consideration.

(3)

For each $1,000 principal amount of IEA Existing Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date. On the Settlement Date, the Early Tender Premium will be paid to the Eligible Holder who is a beneficial owner of the IEA Existing Notes at the Expiration Date, and who validly tendered and did not validly withdraw such IEA Existing Notes at or prior to the Early Tender Date. For the avoidance of doubt, Eligible Holders who validly tender and do not validly withdraw their IEA Existing Notes after the Early Tender Date and prior to the Expiration Date will not be eligible to receive the Early Tender Premium.

(4)

For each $1,000 principal amount of IEA Existing Notes validly tendered at or prior to the Consent Deadline and not validly withdrawn at or prior to the Early Tender Date. Includes $950 of Exchange Consideration and the $50 Early Tender Premium and either (i) $2.50 in cash or (ii) if the Requisite Consents are obtained, the Success Fee in cash.

As part of the Exchange Offer, the Company is soliciting consents (the “Consent Solicitation”) with respect to the IEA Existing Notes, to eliminate or modify certain of the covenants, restrictive provisions and events of default (the “Proposed Amendments”) in the indenture, dated as of August 17, 2021, governing the IEA Existing Notes (the “IEA Existing Indenture”). The Proposed Amendments require the valid consent of the holders of not less than a majority in principal amount of IEA Existing Notes, excluding IEA Existing Notes held by certain affiliated holders of IEA (the “Requisite Consents”). The Company has amended the Consent Payment as follows:

•

For each $1,000 principal amount of IEA Existing Notes validly tendered at or prior to the Consent Deadline, Eligible Holders of IEA Existing Notes will be eligible to receive a consent payment of either (i) $2.50 in cash or (ii) if the Requisite Consents are obtained, the Success Fee in cash (the “Consent Payment”); provided that the Consent Payment will not be paid with respect to any IEA Existing Notes validly withdrawn prior to 5:00 p.m., New York City time, on August 19, 2022.

•

If the Requisite Consents are obtained at or prior to the Consent Deadline, the Company will pay a fee in an aggregate amount of $750,000 (the “Total Amount”) to all Eligible Holders that validly delivered their consents at or prior to the Consent Deadline (including all Eligible Holders that validly delivered (and did not validly revoke) their consents prior to 5:00 p.m., New York City time on August 19, 2022), and for each $1,000 principal amount of IEA Existing Notes with respect to which an Eligible Holder validly delivered their consent at or prior to the Consent Deadline, such Eligible Holder will be entitled to receive their pro rata portion of the Total Amount (the “Success Fee”). Therefore, the Success Fee will be an amount, per $1,000 principal amount of IEA Existing Notes for which Eligible Holders have validly delivered consents prior to the Consent Deadline, equal to the product of $2.50 multiplied by a fraction, the numerator of which is the aggregate principal amount of IEA Existing Notes outstanding as of the Consent Deadline and the denominator of which is the aggregate principal amount of IEA Existing Notes for which Eligible Holders have validly delivered consents prior to the Consent Deadline. As a result, the Success Fee for the IEA Existing Notes will range from $2.50 per $1,000 (if all holders consent) to approximately $5.00 per $1,000 (if holders of a simple majority of the aggregate principal amount of the IEA Existing Notes consent).

•

For the avoidance of doubt, if the Requisite Consents are obtained, the Success Fee to be received by each Eligible Holder that validly delivers their consent at or prior to the Consent Deadline includes, and is not in addition to, the $2.50 in cash for each $1,000 principal amount of IEA Existing Notes that an Eligible Holder that validly delivers their consent at or prior to the Consent Deadline would have received if the Requisite Consents were not obtained at or prior to the Consent Deadline. In addition, notwithstanding the extension of the deadline for the delivery of consents to the Consent Deadline, consents delivered (and not validly revoked) at or prior to 5:00 p.m., New York City time, on August 19, 2022 may not be revoked, and any consent delivered after that date may not be revoked.

•

For the avoidance of doubt, the Success Fee will not be paid if the Requisite Consents are not obtained at or prior to the Consent Deadline (in which case, the Consent Payment will be $2.50 in cash for each $1,000 principal amount of IEA Existing Notes for which Eligible Holders have validly delivered consents prior to the Consent Deadline, as described above).

In addition, the Company has amended the Early Tender Date to be 5:00 p.m., New York City time, on August 24, 2022 (such date and time, as the same may be further extended, the “Early Tender Date”). Subject to applicable law, the Company expressly reserves the right, in its sole discretion, to amend the Exchange Offer and Consent Solicitation in any respect, including to (i) extend the Early Tender Date without extending the Consent Deadline, (ii) extend the Consent Deadline or (iii) provide that the Early Tender Premium will be payable only to Eligible Holders who validly tender and do not validly withdraw IEA Existing Notes at or prior to the Consent Deadline.

At any time before the Expiration Date, if the Company receives the Requisite Consents, the IEA Issuer has agreed that the IEA Issuer, IEA and the trustee of the IEA Existing Notes will execute and deliver a supplemental indenture relating to the Proposed Amendments (the “IEA Supplemental Indenture”), which will be effective upon execution but will only become operative upon the settlement date of the Exchange Offer (the “Settlement Date”). An Eligible Holder that validly tenders (and does not validly withdraw) its IEA Existing Notes and validly delivers a consent prior to the Consent Deadline (including all Eligible Holders that validly delivered (and did not validly revoke) their consents prior to 5:00 p.m., New York City time on August 19, 2022), but validly withdraws such IEA Existing Notes after the Consent Deadline but prior to the Expiration Date, will receive the Consent Payment, even if such Eligible Holder is no longer the beneficial owner of such IEA Existing Notes at the Expiration Date, but will not receive the Early Tender Premium or the Exchange Consideration.

The Company, at its option, may complete the Exchange Offer even if the Requisite Consents are not received. Any amendment or waiver of the terms of or conditions with respect to the Exchange Offer by the Company will automatically amend or waive such terms or conditions with respect to the Consent Solicitation unless expressly stated otherwise.

The Exchange Offer and Consent Solicitation are being made pursuant to the terms and subject to the conditions set forth in the offering memorandum, dated August 8, 2022, as amended by the Offering Memorandum Supplement, dated August 22, 2022 (as so amended, the “Offering Memorandum”), and are conditioned upon the closing of the Merger, which condition may not be waived by the Company, and certain other conditions that may be waived by the Company. The Exchange Offer and Consent Solicitation will expire at 5:00 p.m., New York City time on September 30, 2022, unless extended or terminated (such date and time with respect to the Exchange Offer, as may be extended for such Exchange Offer, the “Expiration Date”).

For each $1,000 principal amount of IEA Existing Notes validly tendered at or prior to the Consent Deadline and not validly withdrawn at or prior to the Early Tender Date, Eligible Holders of IEA Existing Notes will be eligible to receive the total consideration set out in the table above (the “Total Consideration”), which consists of the Exchange Consideration, the Consent Payment and an early tender premium, payable in MTZ Exchange Notes, equal to $50.00 (the “Early Tender Premium”). To be eligible to receive the Total Consideration, Eligible Holders must (i) validly tender (and not validly withdraw) their IEA Existing Notes at or prior to the Early Tender Date, (ii) validly deliver their consent in the Consent Solicitation at or prior to the Consent Deadline (including all Eligible Holders that validly delivered (and did not validly revoke) their consents prior to 5:00 p.m., New York City time on August 19, 2022) and (iii) beneficially own such IEA Existing Notes at the Expiration Date.

The principal amount of MTZ Exchange Notes to be received by an Eligible Holder in the Exchange Offer for each $1,000 principal amount of IEA Existing Notes will in no event exceed $1,000, unless the Exchange Offer is amended.

For each $1,000 principal amount of IEA Existing Notes validly tendered and not validly withdrawn prior to the Expiration Date, Eligible Holders of IEA Existing Notes will be eligible to receive $950 principal amount of MTZ Exchange Notes (the “Exchange Consideration”).

Tenders of IEA Existing Notes may be validly withdrawn by Eligible Holders at any time prior to the Expiration Date; however, a valid withdrawal of tendered IEA Existing Notes before the Expiration Date (including any valid withdrawal after 5:00 p.m., New York City time on August 19, 2022) will not be deemed a valid revocation of the related consent delivered by such Eligible Holder (including any consent delivered (and not validly revoked) prior to 5:00 p.m., New York City time on August 19, 2022), and such consent will continue to be deemed delivered.

No accrued and unpaid interest is payable upon acceptance of the IEA Existing Notes in the Exchange Offer and Consent Solicitation, including, for the avoidance of doubt, if the Settlement Date falls between a regular record date and interest payment date under the IEA Existing Indenture. The first interest payment on the MTZ Exchange Notes will include the accrued and unpaid interest on the IEA Existing Notes tendered in exchange therefor, such that a tendering Eligible Holder will receive the same interest payment it would have received had its IEA Existing Notes not been tendered in the Exchange Offer and Consent Solicitation; provided that for any portion of an interest period after the Settlement Date, interest will only accrue with respect to the aggregate principal amount of MTZ Exchange Notes an Eligible Holder receives, which will be less than the principal amount of the IEA Existing Notes tendered for exchange if such Eligible Holder validly tenders (and does not validly withdraw) its IEA Existing Notes after the Early Tender Date. For the avoidance of doubt, to the extent an interest payment date occurs prior to the Settlement Date, Eligible Holders who validly tendered and did not validly withdraw IEA Existing Notes in the Exchange Offer and Consent Solicitation will receive accrued and unpaid interest on such interest payment date as required by the terms of the IEA Existing Indenture.

The MTZ Exchange Notes will be the general senior unsecured obligations of the Company and rank equally in right of payment with all of the Company’s existing and future senior unsecured indebtedness.

Documents relating to the Exchange Offer and Consent Solicitation will only be distributed to persons who certify that they are (a) a “Qualified Institutional Buyer,” as that term is defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or (b) a person that is not a U.S. person (as defined in Regulation S under the Securities Act) (such persons, “Eligible Holders”). The complete terms and conditions of the Exchange Offer and Consent Solicitation are described in the Offering Memorandum, copies of which may be obtained by contacting D.F. King & Co., Inc., the exchange agent and information agent in connection with the Exchange Offer and Consent Solicitation, by telephone at (800) 549-6864 (U.S. toll-free) or (212) 269-5550 (banks and brokers), or by email at mastec@dfking.com. The eligibility certification may be completed at www.dfking.com/mastec or is also available by contacting D.F. King & Co., Inc. using the information above.

The MTZ Exchange Notes have not been, and will not be, registered with the Securities and Exchange Commission under the Securities Act, or any state or foreign securities laws. The MTZ Exchange Notes may not be offered or sold in the United States or to any U.S. person except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This press release is provided for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The Exchange Offer and Consent Solicitation are being made solely pursuant to the Offering Memorandum and only to such persons and in such jurisdictions as are permitted under applicable law.

About MasTec, Inc.

MasTec is a leading infrastructure construction company operating mainly throughout North America across a range of industries. MasTec’s primary activities include the engineering, building, installation, maintenance and upgrade of communications, energy, utility and other infrastructure, such as: power delivery services, including transmission and distribution, wireless, wireline/fiber and customer fulfillment activities; power generation, primarily from clean energy and renewable sources; pipeline infrastructure, including natural gas pipeline and distribution infrastructure; heavy civil; and industrial infrastructure. MasTec’s customers are primarily in these industries. The information contained on the Company’s website is not incorporated into this press release.

Forward Looking Statements

This press release contains forward-looking statements. Forward-looking statements include, but are not limited to, the anticipated results and execution of the Exchange Offer and Consent Solicitation and the actions that the Company may take with respect thereto; statements relating to expectations regarding the future financial and operational performance of the Company or IEA; the projected impact and benefits of IEA on the Company’s operating or financial results; expectations regarding the Company’s or IEA’s business or financial outlook; expectations regarding the Company’s plans, strategies and opportunities; expectations regarding opportunities, technological developments, competitive positioning, future economic conditions and other trends in particular markets or industries; the potential strategic benefits and synergies expected from the acquisition of IEA; the development of and opportunities with respect to future projects, including renewable and other projects designed to support transition to a carbon-neutral economy; the Company’s ability to successfully integrate the operations of IEA; the expected closing of, and financing sources for, the acquisition of IEA; the impact of inflation on the Company’s costs and the ability to recover increased costs, as well as other statements reflecting expectations, intentions, assumptions or beliefs about future events and other statements that do not relate strictly to historical or current facts. These statements are based on currently available operating, financial, economic and other information, and are subject to a number of significant risks and uncertainties. A variety of factors in addition to those mentioned above, many of which are beyond our control, could cause actual future results to differ materially from those projected in the forward-looking statements. Other factors that might cause such a difference include, but are not limited to: risks related to completed or potential acquisitions, including the acquisition of Henkels & McCoy Group, Inc., as well as the ability to identify suitable acquisition or strategic investment opportunities, to integrate acquired businesses within expected timeframes and to achieve the revenue, cost savings and earnings levels from such acquisitions at or above the levels projected, including the risk of potential asset impairment charges and write-downs of goodwill; risks related to timely completion, or completion at all, of the Exchange Offer; risks related to the Company’s ability to obtain consents under the Consent Solicitation; risks that conditions to the closing of the proposed transaction are not satisfied or waived at all or on the anticipated timeline; risks related to the impact of inflation on costs as well as economic activity, customer demand and interest rates, risks related to adverse effects of health epidemics and pandemics or other outbreaks of communicable diseases, such as the COVID-19 pandemic, including its effect on supply chain or inflationary issues, as well as, the potential effects of related health mandates and recommendations; market conditions, technological developments, regulatory or policy changes, including permitting processes and tax incentives that affect us or our customers’ industries; the effect of federal, local, state, foreign or tax legislation and other regulations affecting the industries we serve and related projects and expenditures; the effect on demand for our services of changes in the amount of capital expenditures by our customers due to, among other things, economic conditions, including potential adverse effects of public health issues, such as the COVID-19 pandemic on economic activity generally, the availability and cost of financing, and customer consolidation in the industries we serve; activity in the industries we serve and the impact on our customers’ expenditure levels caused by fluctuations in commodity prices, including for oil, natural gas, electricity and other energy sources; our ability to manage projects effectively and in accordance with our estimates, as well as our ability to accurately estimate the costs associated with our fixed price and other contracts, including any material changes in estimates for completion of projects and estimates of the recoverability of change orders; the timing and extent of fluctuations in operational, geographic and weather factors affecting our customers, projects and the industries in which we operate; the highly competitive nature of our industry and the ability of our customers, including our largest customers, to terminate or reduce the amount of work, or in some cases, the prices paid for services, on short or no notice under our contracts, and/or customer disputes related to our performance of services and the resolution of unapproved change orders; our dependence on a limited number of customers and our ability to replace non-recurring projects with new projects; the effect of state and federal regulatory initiatives, including costs of compliance with existing and potential future safety and environmental requirements, including with respect to climate change; risks associated with potential environmental issues and other hazards from our operations; disputes with, or failures of, our subcontractors to deliver agreed-upon supplies or services in a timely fashion, and the risk of being required to pay our subcontractors even if our customers do not pay us; risks related to our strategic arrangements, including our equity investments; any exposure resulting from system or information technology interruptions or data security breaches; any material changes in estimates for legal costs or case settlements or adverse determinations on any claim, lawsuit or proceeding; the adequacy of our insurance, legal and other reserves; the outcome of our plans for future operations, growth and services, including business development efforts, backlog, acquisitions and dispositions; our ability to maintain a workforce based upon current and anticipated workloads; our ability to attract and retain qualified personnel, key management and skilled employees, including from acquired businesses, and our ability to enforce any noncompetition agreements; fluctuations in fuel, maintenance, materials, labor and other costs; risks associated with volatility of our stock price or any dilution or stock price volatility that shareholders may experience in connection with shares we may issue as consideration for earn-out obligations or as purchase consideration in connection with past or future acquisitions, or as a result of other stock issuances; restrictions imposed by our credit facility, senior notes and any future loans or securities; our ability to obtain performance and surety bonds; risks related to our operations that employ a unionized workforce, including labor availability, productivity and relations, as well as risks associated with multiemployer union pension plans, including underfunding and withdrawal liabilities; risks associated with operating in or expanding into additional international markets, including risks from fluctuations in foreign currencies, foreign labor and general business conditions and risks from failure to comply with laws applicable to our foreign activities and/or governmental policy uncertainty; as well as a small number of our existing shareholders have the ability to influence major corporate decisions. We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in, or imply by, any of our forward-looking statements. We do not undertake any obligation to publicly update or revise these forward-looking statements after the date of this press release to reflect future events or circumstances, except as required by applicable law. We qualify any and all of our forward-looking statements by these cautionary factors.

Additional Information and Where to Find It

In connection with the Merger, the Company intends to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by the Company that will include a preliminary proxy statement of the Company and also constitute a prospectus with respect to the shares of common stock of the Company to be issued in the Merger.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

These materials (when they are available) and other documents filed with the SEC may be obtained free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge at MasTec’s website at MasTec.com or (305) 406-1815. Copies of documents filed with the SEC by IEA (when they become available) may be obtained free of charge on IEA’s website at iea.net or (765) 828-2653.